UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Linkage Global Inc (NASDAQ: LGCB) (“Linkage” or the “Company”), a company incorporated under the laws of the Cayman Islands, held its Annual General Meeting (the “AGM”) on October 11, 2024. The following resolutions presented to the shareholders at the AGM were duly passed:

1.	as ordinary resolutions that each of the five directors named in the proxy statement be re-elected as a director of the Company to hold office until the next annual general meeting of the Company unless earlier removed, in accordance with the articles of association of the Company, as may be amended from time to time;

2.	as an ordinary resolution, the appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ended September 30, 2024 be ratified;

3.	as an ordinary resolution, the Company’s authorized share capital be re-designated and re-classified as follows with immediate effect (the “Share Capital Reorganization”):

(a)	each share in issue immediately following the Share Capital Reorganization, which is 21,500,000 shares of par value US$0.00025 each (the “Shares”), each be re-designated and re-classified into one Class A ordinary share of par value US$0.00025 each (the “Class A Shares”);

(b)	5,000,000 of the remaining authorized but unissued Shares each be re-designated and re-classified into one Class B ordinary share of par value US$0.00025 each (the “Class B Shares”); and

(c)	each of the remaining authorized but unissued Shares, which is 173,500,000 Shares of par value US$0.00025 each, each be re-designated and re-classified into one Class A Share of par value US$0.00025 each, such that the Company’s authorized share capital be amended from US$50,000 divided into 200,000,000 Shares of a par value of US$0.00025 each to US$50,000 divided into 195,000,000 Class A ordinary shares of par value US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each;

4.	as a special resolution, the amended and restated memorandum and articles of association be adopted in substitution for, and to the exclusion of, the Company’s then-effective amended and restated memorandum and articles of association, to:

(a)	reflect the Share Capital Reorganization; and

(b)	reflect the rights and privileges of holders of Class A Shares and Class B Shares, which are summarized below:

(A) holders of Class A Shares and Class B Shares will have the same rights and privileges except for voting and conversion rights;

(B) in respect of all matters subject to vote at general meetings of the Company, each holder of Class A Shares will be entitled to one vote per one Class A Share and each holder of Class B Shares will be entitled to 20 votes per one Class B Share;

(C) the Class A Shares will not be convertible into shares of any other class; and

(D) the Class B Shares will be convertible into Class A Shares at any time after issuance at the option of the holder. Each one (1) Class B Share will be convertible into one (1) Class A Share;

(c)	allow a director to be removed by resolution of the directors of the Company;

(d)	allow title to listed shares of the Company to be transferred in accordance with the laws applicable to a “Designated Stock Exchange”; and

(e)	certain other minor regulatory and typographical updates.

The Company will file the amended and restated memorandum and articles of association with the Companies Register of the Cayman Islands. The change from Shares to Class A Shares will be reflected with The Nasdaq Stock Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: October 15, 2024	By:	/s/ Zhihua Wu
	Name:	Zhihua Wu
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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